VICOR CORP
Annual Report


VICOR
PRM™
VICOR
VTM™
VICOR
BCM™
VICOR

To Our

The generally lackluster business conditions that affected high-tech during 2002 continued throughout much of 2003, resulting in essentially flat year-over-year revenues. For the year ended December 31, 2003 revenues decreased to $151,421,000 from $152,591,000 for the same period of 2002. The Company reported a loss before taxes of $24,891,000 for 2003, compared with a loss before taxes of $25,106,000 in 2002. The Company reported a net loss for 2003 of $19,535,000 compared with a net loss of $15,942,000 during the same period in 2002, and a diluted loss per share of $.47 in 2003 compared with a diluted loss per share of $.38 in 2002. Nonetheless, the Company ended 2003 in a relatively strong financial position with over $108 million in cash and short-term investments and approximately $184 million in retained earnings.

With revenues in 2003 remaining essentially flat compared to 2002, the Company took steps late last year to reduce its costs and improve factory productivity. We took these steps in the belief that the long-term effects of these actions – improved gross margins, employee productivity and morale – would be in the best overall interests of our employees and our shareholders. However, in keeping with its longstanding view that investments in new technologies, products and processes are the fuel for Vicor's future growth and earnings, the Company continued to invest in these areas at historical rates.

For the past several years the power supply industry has struggled to find ways to address the ever-increasing static and dynamic power requirements of contemporary microprocessors and digital systems. Known architectures and solutions, handicapped by fundamental limitations of the old technologies upon which they are based, are becoming increasingly untenable: customers are forced to make difficult tradeoffs between precious system real estate, heat loss, and system cost and complexity – tradeoffs that are becoming more difficult with each new generation of microprocessor.

Last April, Vicor announced the introduction of its Factorized Power Architecture (FPA), a new power system architecture implemented by means of new and revolutionary families of high-performance power components, called V·I Chips™, or "VICs". FPA and VICs, conceived from their beginnings to address the fundamental sources of contemporary power problems, offer the system designer significantly greater freedom from having to trade off distribution losses against board real estate or add a host of expensive components to compensate for the power system's inability to keep up with the demands of the load. Offering power densities exceeding 1000 Watts-per-cubic-inch; inherently capable of supporting very fast dynamic loads; exhibiting unprecedented high conversion efficiencies at a wide range of input and output voltage combinations; and offering packaging flexibility at competitive prices, V·I Chips will, we believe, change the landscape of the power industry...possibly even more fundamentally than Vicor's introduction of high-density "bricks" back in 1984. Back then, bricks set new standards in terms of application flexibility and performance and spawned whole new concepts in power system architectures and design methodologies. We expect FPA and V·I Chips to change the rules again, taking flexibility and performance to new plateaus and enabling a whole new range of efficient, economical and space-effective solutions in applications spanning across all major electronic markets.

During 2003, Vicor announced its first V·I Chip products: BCMs for conventional Intermediate Bus Architecture applications and a first isolated Voltage Transformation Module (VTM) aimed at powering contemporary microprocessors. These initial VTM models will be available in the "Full VIC" package, occupying less than 1/4 of a cubic inch and capable of processing up to 100 Amperes and 300 Watts. Additional models and V·I Chip types are planned for introduction to provide comprehensive, scalable product matrices capable of addressing complete power system requirements over a wide range of power levels cost-effectively.

In assessing the broad market potential of FPA and V·I Chips, the Company realized that prospects with large OEMs, and market penetration in general, would be enhanced by availability of world-class alternate sources. In October of last year, the Company announced that it had entered into a first non-exclusive license with Celestica Inc., allowing Celestica to manufacture and sell V·I Chips. The Company believes that select alternate sources of supply for V·I Chips will accelerate market penetration by encouraging leading OEMs in major end markets to take advantage of these revolutionary components and realize new and better OEM products. Given the potentially large size and complexity of the addressable market, the Company expects that licensing appropriate alternate sources of supply will amplify the market opportunity and enhance its total return on investment in V·I Chips and in the research and development of the underlying technologies.

We find ourselves, once again, at the brink of a period of significant transition. We believe that introduction of FPA and V·I Chips is a watershed event, akin to our introduction of the first power "brick" twenty years ago and that Vicor, its customers and the industry will benefit from the great innovation and effort that has been, and will continue to be, expended in the development of these products. We also believe that their adoption will fundamentally change the industry going forward. Financial strength, a comprehensive portfolio of leading-edge products, an outstanding workforce, an abundance of strategic resources and the lessons learned from the experience of earlier generations of products, will enable us to aggressively address a broadening array of market opportunities. We're excited by the challenge and, we believe, uniquely prepared to address it.

Patrizio Vinciarelli
President and Chairman of the Board
April 30, 2004


VICOR
PRM
VTM
Factorized Power
SERVERS
SYSTEMS
POWERNET
VOLTAGE,
HIGH SPEED
MICROPROCESSORS
BCM

Profile

Vicor Corporation designs, manufactures and markets modular power components and complete power systems used primarily by original equipment manufacturers (OEMs) in the communications, data processing, industrial control, test equipment, medical and defense electronics markets. Built into virtually all electronic products, power systems convert electric power from a primary source — a wall outlet, for example — into low, stable voltages required by electronic circuits.

At the heart of Vicor's product line are high density DC-DC converters that come in thousands of combinations of input voltage, output voltage, and power levels. Accessory components integrate other power system functions. Together, these products allow users to meet their unique power requirements by selecting and interconnecting standard, modular parts. The benefits include rapid, flexible design of complete power systems at any power level; the high performance and reliability of Vicor's field-proven technology; and low cost associated with automated component manufacture and simplified power system design.

Engineers use the combined advantages of Vicor component power to create compact, highly functional, economical products with streamlined development cycles that minimize time to market.

Financial Highlights

(in thousands, except per share data)

	1999	2000	2001	2002	2003
Net Revenues	$189,887	$257,583	$195,910	$152,591	**$151,421**
Income (Loss) from Operations	24,427	46,010	(5,017)	(24,502)	**(25,703)**
Net Income (Loss)	19,088	33,920	(559)	(15,942)	**(19,535)**
Net Income (Loss) Per Share, Diluted	$.45	$.78	$(.01)	$(0.38)	**$(0.47)**
Weighted Average Shares	42,412	43,265	42,342	42,337	**41,896**
Working Capital	$123,017	$146,478	$153,159	$152,679	**$140,547**
Total Assets	268,905	294,113	289,622	278,445	**251,464**
Total Liabilities	24,372	31,192	24,785	30,412	**24,806**
Stockholders' Equity	$244,533	$262,921	$264,837	$248,033	**$226,658**
Return on Average Equity	8.4%	13.4%	(0.2%)	(6.2%)	**(8.2%)**


2003
2002
2001
2000
1999
-$0.50
-$0.25
$0
$0.25
$0.50
$0.75

Income (Loss) per Share


2003
2002
2001
2000
1999
$0
$50M
$100M
$150M
$200M
$250M

Net Revenues

Officers and Vice Presidents

Mark A. Glazer
Chief Financial Officer, Treasurer, Secretary

H. Allen Henderson
Vice President, Vicor Corporation
President, Westcor Division

Barry Kelleher
Senior Vice President, Global Operations

David W. Nesbitt
Senior Vice President,
North and South American Sales

Jay M. Prager
Senior Vice President, Technology

Douglas W. Richardson
Vice President, Chief Information Officer

Thomas A. St. Germain
Vice President, Financial Services

Patrizio Vinciarelli
President and Chairman of the Board

Richard E. Zengilowski
Vice President, Human Resources

of Directors

Samuel Anderson
President and Chief Executive Officer
Great Wall Semiconductor Corporation

M. Michael Ansour [a,c]
Managing Member, March Partners, LLC

Estia J. Eichten [a,c]
Senior Scientist, Fermi National
Accelerator Laboratories

Barry Kelleher
Senior Vice President, Vicor Corporation

Jay M. Prager
Senior Vice President, Vicor Corporation

David T. Riddiford a,c
General Partner, PR Venture Founders, L.P.

Patrizio Vinciarelli
President and Chairman of the Board

[a] Audit Committee
[c] Compensation Committee



COMMON STOCK

Vicor shares are traded on The NASDAQ Stock Market® under the symbol "VICR"

TRANSFER AGENT

EquiServe Trust Co., N.A.
Canton, Massachusetts
1-800-426-5523

COUNSEL

Goodwin Procter LLP
Boston, Massachusetts

AUDITORS

Ernst & Young LLP
Boston, Massachusetts

FORM 10-K

A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is enclosed. Additional copies are available by contacting Investor Relations.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or trends. There are a number of important factors that could cause actual results to differ materially from those indicated by the forward-looking statements. For example, we may be unable to successfully develop and market new products and technologies cost effectively, to leverage design wins into increased product sales, to decrease manufacturing costs, to enter into licensing agreements that succeed in amplifying the market opportunity and accelerating market penetration, to achieve an increased bookings rate over a longer period and to successfully leverage the V•Chips in standard products to promote market acceptance of Factorized Power.

You should read the risk factors that are set forth in the Company's most recent Form 10-K, a copy of which is enclosed. However, the risk factors contained in that Form 10-K may not be exhaustive. Therefore, we recommend that you read the information in that Form 10-K together with other reports and documents that we file with the SEC from time to time, including our Forms 10-Q and 8-K and Proxy Statements, which may supplement, modify, supersede or update those risk factors. Copies of the Company's recent SEC filings may be obtained without charge by contacting Investor Relations or through the Investor Relations section of the Company's website at www.vicorpower.com under the section titled "SEC Filings".

VICOR
Factorized Power

25 Frontage Road, Andover, MA 01810
Tel: 978 470-2900
vicorpower.com